March 14, 2019

Kenneth Young
Chief Executive Officer
B. Riley Principal Merger Corp.
299 Park Avenue
New York, NY 10171

       Re: B. Riley Principal Merger Corp.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted March 8, 2019
           CIK No. 0001759824

Dear Mr. Young:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

General

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," subject to certain exceptions. We also note the statement in
Article XII of your
       amended and restated certificate of incorporation that for "any claim arising under the federal securities laws...the federal district court for the District of Delaware shall be the sole and exclusive forum." Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that
 Kenneth Young
B. Riley Principal Merger Corp.
March 14, 2019
Page 2
      stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents, and the related registration statement disclosures, state this clearly.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                             Sincerely,
FirstName LastNameKenneth Young
                                                             Division of
Corporation Finance
Comapany NameB. Riley Principal Merger Corp.
                                                             Office of
Telecommunications
March 14, 2019 Page 2
cc:       Daniel Nussen
FirstName LastName